Exhibit 99.4

AssemblÉe gÉnÉrale extraordinaire des Actionnaires 19 Novembre 2026	extraordinary general shareholders’ meeting november 19, 2026

Procuration	Proxy

Cette procuration doit être utilisée par les titulaires de titres de MDxHealth SA (la “Société”) qui désirent être représentés par un mandataire spécial à l’assemblée générale extraordinaire des actionnaires de la Société à tenir le jeudi 19 novembre 2026 à 16h00 (heure belge). Nonobstant ce qui précède, les titulaires d’Actions Américaines (telles que définies ci-dessous) qui souhaitent désigner un mandataire sont vivement encouragés à utiliser la carte de procuration américaine (U.S. proxy card) qui leur a été fournie et à suivre les instructions qui l’accompagnent.

This proxy should be used by holders of securities of MDxHealth SA (the “Company”) who want to be represented by a proxy holder at the extraordinary general shareholders’ meeting of the Company to be held on Thursday, November 19, 2026, at 4:00 p.m. (Belgian time). Notwithstanding the above, holders of U.S. Shares (as defined below) who want to appoint a proxy are strongly encouraged to use the U.S. proxy card provided to them and according to the accompanying instructions.

Les actions de la Société se composent : (a) d’actions inscrites dans la composante du registre des actions de la Société qui est tenue en Belgique et qui est maintenue par Euroclear Belgium (le “Registre Belge des Actions” et, les actions reflétées dans le Registre Belge des Actions, les “Actions Européennes”), et qui ne peuvent pas être négociées sur le Nasdaq tant qu’elles n’ont pas été repositionnées en Actions Américaines (telles que définies ci-dessous), et (b) d’actions inscrites directement ou indirectement dans la composante du registre des actions de la Société tenue aux États-Unis et qui est maintenue par Computershare (le “Registre Américain des Actions” et, les actions figurant dans le Registre Américain des Actions, les “Actions Américaines”), et qui peuvent être négociées sur le Nasdaq.

The Company’s shares are comprised of: (a) shares that are reflected in the component of the Company’s share register that is held in Belgium and which is managed by Euroclear Belgium (the “Belgian Share Register” and, the shares reflected in the Belgian Share Register, the “European Shares”), and that cannot be traded on Nasdaq until they have been repositioned into U.S. Shares (as defined below), and (b) shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States and which is managed by Computershare (the “U.S. Share Register” and, the shares reflected in the U.S. Share Register, the “U.S. Shares”), and that can be traded on Nasdaq.

Cette procuration ne constitue pas une sollicitation publique de procuration au sens des article 7:145 du Code des sociétés et des associations.	This proxy does not constitute a proxy solicitation in the sense of article 7:145 of the Belgian Companies and Associations Code.

La procuration doit être signée de façon écrite ou électroniquement.	The proxy must be signed in writing or electronically.

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La procuration signée et complétée doit parvenir à la Société au plus tard le jour ouvrable qui précède l’assemblée générale extraordinaire des actionnaires, soit le, ou avant le, mercredi 18 novembre 2026 (la “Date limite de Notification”) au plus tard. Jusqu’à cette date, les procurations peuvent être envoyées à l’adresse suivante :

The signed and completed proxy must reach the Company at the latest on the business day prior to the extraordinary general shareholders’ meeting, i.e. on or before Wednesday, November 18, 2026 (the “Notification Deadline”) at the latest. Until the Notification Deadline, proxies can be sent to the following address:

MDxHealth SA A l’attention de M. Ron Kalfus Secrétaire de la Société CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz 31, 4040 Herstal Belgique	MDxHealth SA Attention Mr. Ron Kalfus Company Secretary CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz, 31 4040 Herstal, Belgium

ou par courrier électronique à :	or by e-mail to:

agsm@mdxhealth.com	agsm@mdxhealth.com

Les titulaires de titres de la Société qui désirent être représentés par procuration doivent aussi s’enregistrer à l’assemblée générale extraordinaire des actionnaires, tel que décrit dans l’invitation à l’assemblée générale extraordinaire des actionnaires. Les titulaires d’Actions Européennes dématérialisées doivent joindre à ce formulaire un certificat délivré par le teneur de compte agréé ou le dépositaire central de titres pour les actions concernées, confirmant le nombre d’Actions Européennes dématérialisées ayant été enregistrées à leur nom à la date d’enregistrement (soit le mardi 17 novembre 2026, à minuit (00h00, heure belge)) (la “Date d’Enregistrement”) et avec lesquelles ils veulent participer à l’assemblée générale extraordinaire des actionnaires. Les titulaires d’Actions Américaines inscrites indirectement dans le Registre Américain des Actions, par l’intermédiaire de CEDE & Co, le détenteur désigné des Actions Américaines détenues pour les bénéficiaires effectifs via le système DTCC, doivent joindre au présent formulaire un certificat d’un courtier, d’une institution financière ou d’un autre intermédiaire confirmant leur propriété des Actions Américaines à la Date d’Enregistrement, avec lesquelles ils souhaitent participer à l’assemblée générale extraordinaire des actionnaires.

Holders of securities of the Company who wish to be represented by proxy must also register for the extraordinary general shareholders’ meeting, as described in the notice convening the extraordinary general shareholders’ meeting. Holders of dematerialised European Shares must attach to the present form a certificate issued by the certified account holder or the central securities depositary for the shares concerned, confirming the number of dematerialised European Shares that have been registered in their name on the registration date (i.e., Tuesday, 17 November 2026, at midnight (12:00 a.m., Belgian time)) (the “Registration Date”), with which they want to participate to the extraordinary general shareholders’ meeting. Holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, must attach to the present form a certificate from a broker, financial institution or other intermediary confirming their ownership of U.S. Shares on the Registration Date, with which they want to participate to the extraordinary general shareholders’ meeting.

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La Société recommande d’utiliser le courrier électronique pour toute communication avec la Société concernant l’assemblée générale des actionnaires.	The Company recommends to use e-mail for all communication with the Company regarding the general shareholders’ meeting.

Le/La soussigné(e),	The undersigned,

Prénom / First name:
Nom de famille / Family name:
Adresse / Address:
ou / or
Dénomination / Corporate name:
Forme juridique / Corporate form:
Siège / Registered office:

Représenté par (prénom, nom de famille et
qualité) / Represented by (first name, family name and capacity):

titulaire du (des) nombre(s) suivant(s) de titres émis par MDxHealth SA, ayant son siège au CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgique,	owner of the following number of securities issued by MDxHealth SA, with its registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium,

Nombre d’Actions Européennes nominatives / Number of registered European Shares:

Nombre d’Actions Européennes dématérialisées / Number of dematerialised European Shares:

Nombre d’Actions Américaines, inscrites directement dans le Registre Américain des Actions (pas par l’intermédiaire de DTCC) / Number of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC):

Nombre d’Actions Américaines, inscrites indirectement dans le Registre Américain des Actions (par l’intermédiaire de DTCC) / Number of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC):

Nombre de droits de souscription / Number of subscription rights:[1]

constitue pour mandataire spécial, avec pouvoir de substitution:	appoints as his/her/its proxy holder, with power of substitution:

☐ M./Mme / Mr./Ms.	[2]
☐ Président du conseil d’administration / Chair of the board of directors[3]

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[1] Conformément à l’article 7:135 du Code des sociétés et des associations, les titulaires de droits de souscription ont le droit de participer à l’assemblée générale des actionnaires mais seulement avec voix consultative.	[1] Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meeting, but only with an advisory vote.

[2] Veuillez compléter tel qu’approprié. Une absence d’instruction sera interprétée comme une nomination du président du conseil d’administration en tant que mandataire.	2 Please complete as appropriate. An absence of instruction shall be tantamount to an appointment of the chair of the board of directors as proxy holder.

3 Le président du conseil d’administration de la Société a le pouvoir de nommer un autre administrateur, un employé ou remplaçant désigné de la Société comme suppléant en vertu d’une sous-délégation si le président est empêché d’assister à l’assemblée générale des actionnaires. Le président ou son suppléant ne vote qu’en exécution de la procuration, conformément aux instructions de vote spécifiques figurant dans la procuration. Voir également la note 4 ci-dessous.	[3] The chair of the board of directors of the Company has the power to appoint another director, employee or substitute of the Company as a substitute pursuant to a sub delegation if the chair is hindered to attend the general shareholders’ meeting. The chair or his substitute may only vote in execution of the proxy, in accordance with the specific voting instructions included in the proxy. See also note 4 below.

lequel accepte ainsi d’être nommé, et à qui le/la soussigné(e) donne les pouvoirs et instructions de vote spécifiques suivants:[4]	who agrees to be so appointed, and to whom the undersigned gives the following powers and specific voting instructions:[4]

[4] Veuillez indiquer l’instruction de vote dans la case appropriée pour le point à l’ordre du jour. En l’absence d’une instruction de vote pour le point de l’ordre du jour, ou dans le cas où, pour quelque raison que ce soit, il y aurait un manque de clarté concernant les instructions de vote, le mandataire sera présumé avoir voté “Pour” la résolution proposée soutenue par le conseil d’administration et cela sera considéré comme une instruction de vote spécifique au sens de l’article 7:143 §4 2° du Code des sociétés et des associations.	[4] Please indicate the voting instructions in the appropriate box of the agenda item. In the absence of voting instructions for the agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will be presumed to have voted “For” the proposed resolution supported by the board of directors and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Belgian Companies and Associations Code.

I. De représenter le/la soussigné(e) à l’assemblée générale extraordinaire des actionnaires à tenir le jeudi 19 novembre 2026 à 16h00 (heure belge), dans les bureaux de Maître Stijn Raes, notaire, à Kortrijksesteenweg 1147, 9051 Gand, Belgique, ou à tout autre endroit qui sera indiqué à cette occasion.	I. To represent the undersigned at the extraordinary general meeting of shareholders to be held on Thursday, 19 November 2026, at 4:00 p.m. (Belgian time), at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such place as will be indicated at that place at that time.

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ORDRE DU JOUR assemblée générale extraordinaire		agenda extraordinary general meeting

1.	Regroupement d’Actions (sur la base d’un ratio compris entre 1 pour 5 et 1 pour 30)	1.	Share Consolidation (reverse stock split with a ratio ranging between 1-for-5 and 1-for-30)

► Proposition de résolution :		► Proposed resolution:
Conformément à l’article 7:49 du Code des sociétés et des associations, l’assemblée générale extraordinaire des actionnaires décide d’effectuer un regroupement d’actions concernant toutes les actions en circulation de la Société au moyen d’un regroupement d’actions sur la base d’un ratio compris entre 1 pour 5 et 1 pour 30 (le “Regroupement d’Actions”), et d’accorder au conseil d’administration de la Société, pour une période de six mois suivant la date de cette assemblée générale extraordinaire des actionnaires, le pouvoir de déterminer le ratio définitif dans cette fourchette et l’autorisation de poursuivre la mise en œuvre du Regroupement d’Actions. Si le conseil d’administration n’entame pas la procédure de mise en œuvre du Regroupement d’Actions dans un délai de six mois à compter de la date de la présente assemblée générale extraordinaire des actionnaires, le pouvoir du conseil d’administration d’effectuer le Regroupement d’Actions expirera, à moins qu’il ne soit renouvelé. Le pouvoir du conseil d’administration de déterminer le ratio définitif du Regroupement d’Actions et de mettre en œuvre le Regroupement d’Actions est soumis aux conditions suivantes :		In accordance with article 7:49 of the Belgian Companies and Associations Code, the extraordinary general shareholders’ meeting decides to effect a share consolidation with respect to all outstanding shares of the Company by means of a reverse stock split with a ratio ranging between 1-for-5 and 1-for-30 (the “Share Consolidation”), and to grant the board of directors of the Company the authority for a six-month period following the date of this extraordinary general shareholders’ meeting to determine the final ratio within such range and further implement the Share Consolidation. If the board of directors does not initiate the process for implementing the Share Consolidation within a six-month period following the date of this extraordinary general shareholders’ meeting, the board of director’s authority to effect the Share Consolidation shall expire, unless renewed. The board of director’s authority to determine the final ratio for the Share Consolidation and to further implement the Share Consolidation is subject to the following terms and conditions:

(a) Regroupement d’Actions : Toutes les actions en circulation de la Société seront regroupées en un nombre nouveau et réduit d’actions selon un ratio qui sera déterminé ultérieurement par le conseil d’administration de la Société avant la mise en œuvre du Regroupement d’Actions et qui devra être compris entre une (1) nouvelle action pour cinq (5) actions existantes et une (1) nouvelle action pour trente (30) actions existantes (ce ratio définitif, tel que déterminé par le conseil d’administration, étant le “Ratio”). Sous réserve des conditions énoncées ci-dessous, le Regroupement d’Actions sera effectué simultanément pour toutes les actions en circulation de la Société conformément au Ratio, de sorte qu’après l’achèvement du processus de Regroupement d’Actions, chaque nouvelle action représentera la même fraction du capital de la Société. Le Regroupement d’Actions n’entraînera pas de réduction ou d’augmentation du capital de la Société:		(a) Share Consolidation: All of the outstanding shares of the Company shall be consolidated into a new and reduced number of shares pursuant to a ratio that is to be further determined by the board of directors of the Company prior to the implementation of the Share Consolidation and that must be within a range of one (1) new share for five (5) existing shares and one (1) new share for thirty (30) existing shares (such final ratio as shall be determined by the board of directors, the “Ratio”). Subject to the terms and conditions set out below, the Share Consolidation will be carried out simultaneously for all outstanding shares of the Company in accordance with the Ratio, so that after the completion of the Share Consolidation each new share shall represent the same fraction of the Company’s share capital. The Share Consolidation will not result in a reduction or increase of the Company’s share capital.

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(b)	Forme et nature des nouvelles actions : Le Regroupement d’Actions n’affectera pas la forme des actions en circulation (dématérialisées ou nominatives) et les actions dématérialisées et nominatives en circulation seront traitées séparément dans le cadre du Regroupement d’Actions. Toutes les nouvelles actions après l’achèvement du processus de Regroupement d’Actions seront assorties des mêmes droits et avantages et seront pari passu à tous égards, y compris en ce qui concerne les droits aux dividendes et autres distributions, en application du Ratio.	(b)	Form and nature of the new shares: The Share Consolidation will not affect the form of the outstanding shares (dematerialized or registered) and the outstanding dematerialized and registered shares will be processed separately within the framework of the Share Consolidation. All new shares after the completion of the Share Consolidation shall have the same rights and benefits and shall rank pari passu in all respects, including as to entitlements to dividends and other distributions, in application of the Ratio.

(c)	Pas de fractions de nouvelles actions : Dans le cadre du Regroupement d’Actions, les actions existantes ne peuvent être regroupées, conformément au Ratio tel que déterminé par le conseil d’administration, qu’en un nombre entier de nouvelles actions. Aucune fraction de nouvelles actions ne peut être émise. Sous réserve des règles applicables en matière de droit des sociétés, de droit financier et de droit des valeurs mobilières, et sous réserve des dispositions des paragraphes précédents, le conseil d’administration est autorisé à déterminer la manière et la procédure à suivre pour effectuer le Regroupement d’Actions à l’égard des détenteurs d’actions existantes de la Société qui, au moment du Regroupement d’Actions, ne disposent pas d’un nombre suffisant d’actions existantes pour recevoir un nombre entier de nouvelles actions conformément au Ratio. Dans ce contexte, le conseil d’administration aura le pouvoir de déterminer que (i) les positions des anciennes actions qui ne peuvent pas être regroupées en un nombre entier de nouvelles actions conformément au Ratio peuvent être agrégées pour être regroupées en nouvelles actions, (ii) ces nouvelles actions peuvent être vendues ou placées, par le biais d’un placement privé exempté, d’une vente en bloc de titres, d’une vente sur le marché, d’une procédure (accéléré ou non) de constitution d’un livre d’ordres ou autrement, à ou auprès d’investisseurs institutionnels, qualifiés ou professionnels ou de particuliers en Belgique et ailleurs, et (iii) le produit de cette vente ou de ce placement sera distribué au prorata aux détenteurs d’actions existantes qui n’ont pas un nombre suffisant d’actions existantes pour être converties en nouvelles actions entières conformément au Ratio, à condition que le produit ne soit pas inférieur à un centime d’euro (EUR 0,01) par action existante. Si le produit est inférieur ou ne peut être distribué au prorata comme indiqué ci-dessus, il sera distribué à la Société. Les coûts et frais de transaction pertinents (y compris les commissions, honoraires et frais des agents et conseillers) et les taxes, le tout tel qu’applicable, seront supportés par la Société. Sous réserve des dispositions applicables de droit des sociétés, de droit financier et de droit des valeurs mobilières, le conseil d’administration a également le pouvoir de décider que les positions des actions existantes qui ne peuvent être regroupées conformément au Ratio en un nombre entier de nouvelles actions peuvent être acquises par la Société ou l’une de ses filiales et que le produit de cette vente sera distribué au prorata comme indiqué ci-dessus. Sous réserve des dispositions applicables du droit des sociétés, du droit financier et du droit des marchés financiers, le conseil d’administration a également le pouvoir de déterminer, le cas échéant et sur la base de critères objectifs et de considérations pratiques, que le traitement, le calendrier et la procédure applicables aux fractions d’Actions Européennes qui ne peuvent être regroupées, conformément au Ratio, en un nombre entier de nouvelles actions, seront différents du traitement, du calendrier et de la procédure applicables aux fractions d’Actions Américaines qui ne peuvent être regroupées, conformément au Ratio, en un nombre entier de nouvelles actions, notamment en ce qui concerne la devise de tout paiement relatif aux Actions Européennes (qui sera effectuée en EUR ou en USD, selon ce que déterminera le conseil d’administration, compte tenu de la devise du produit de la vente susmentionnée) et aux Actions Américaines (qui sera effectuée en USD), étant toutefois entendu que le traitement des Actions Européennes et des Actions Américaines ne pourra pas être manifestement inégal.	(c)	No fractions of new shares: Within the framework of the Share Consolidation, the existing shares can only be consolidated, in accordance with the Ratio as shall be determined by the board of directors, into a whole number of new shares. No fractions of new shares can be issued. Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall be authorized to determine the manner and process to effect the Share Consolidation with respect to holders of existing shares of the Company who at the time of the Share Consolidation do not have a sufficient number of existing shares in order to receive a whole number of new shares in accordance with the Ratio. Within this context, the board of directors shall have the authority to determine that (i) the positions of old shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio can be aggregated for consolidation into new shares, (ii) such new shares can be sold or placed, via an exempt private placement, block trade, market sale, bookbuilding (accelerated or not) or otherwise, to or with institutional, qualified or professional investors or individuals in and outside of Belgium, and (iii) the proceeds of such sale or placement will be distributed on a pro rata basis to the holders of existing shares that do not have a sufficient number of existing shares to be converted into whole new shares in accordance with the Ratio, provided that the proceeds shall not be less than one euro cent (EUR 0.01) per existing share. If proceeds are less or cannot be distributed on a pro rata basis as aforementioned, these shall accrue to the Company. The relevant transaction costs and expenses (including commissions, fees and expenses of agents and advisors) and applicable taxes, all as applicable, will be borne by the Company. Subject to applicable provisions of company, financial and securities law, the board of directors shall also have the authority to determine that the positions of existing shares that cannot be consolidated in accordance with the Ratio into a whole number of new shares, can be acquired by the Company or one of its subsidiaries and that the proceeds of such sale will be distributed on a pro rata basis as aforementioned. Subject to applicable provisions of company, financial and securities law, the board of directors also has the power to determine, as the case may be and on the basis of objective grounds and practical considerations, that the treatment, timeline and process to deal with fractions of European Shares that cannot be consolidated in accordance with the Ratio into a whole number of new shares shall be different from the treatment, timeline and process in relation to fractions of U.S. Shares that cannot be consolidated in accordance with the Ratio into a whole number of new shares, including in relation to the currency of any payment for European Shares (which shall be in EUR or USD, as shall be determined by the board of directors, taking into account the currency of the proceeds of the aforementioned sale) and for U.S. Shares (which shall be in USD), respectively, provided, however, that the treatment of the European Shares and U.S. Shares, respectively, shall not be manifestly unequal.

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(d)	Annulation des actions existantes : Après l’achèvement du processus de Regroupement d’Actions, les actions existantes de la Société seront annulées et ne seront plus en circulation.	(d)	Cancellation of existing shares: Following the completion of the Share Consolidation, the existing shares of the Company shall be cancelled and will no longer remain outstanding.

(e)	Calendrier du Regroupement d’Actions : Le conseil d’administration est autorisé à déterminer le Ratio définitif ainsi que la date effective du Regroupement d’Actions, à condition toutefois que le Regroupement d’Actions soit mis en œuvre au plus tard dans un délai de six mois à compter de la date de la présente assemblée générale extraordinaire des actionnaires. Le conseil d’administration a le pouvoir de ne pas procéder à la mise en œuvre du Regroupement d’Actions ou, dans le cas où la mise en œuvre du Regroupement d’Actions a déjà commencé, de suspendre ou d’annuler le processus de Regroupement d’Actions si le conseil d’administration détermine que les circonstances du marché ne permettent pas de réaliser le Regroupement d’Actions dans des conditions jugées satisfaisantes par le conseil d’administration.	(e)	Timing of the Share Consolidation: The board of directors shall be authorized to determine the final Ratio and the effective date of the Share Consolidation, provided however, that the Share Consolidation is to be implemented within a six-month period following the date of this extraordinary general shareholders’ meeting at the latest. The board of directors shall have the authority not to proceed with the implementation of the Share Consolidation, or, in case the implementation of the Share Consolidation has already started, to suspend or cancel the completion of the Share Consolidation if the board of directors determines that the market circumstances do not allow for the completion of the Share Consolidation in circumstances deemed satisfactory to it.

(f)	Agents : Une ou plusieurs banques ou institutions financières seront ou pourront être désignées par la Société aux fins de l’organisation et de la mise en œuvre du Regroupement d’Actions, en ce qui concerne respectivement les Actions Européennes et les Actions Américaines, y compris (mais sans s’y limiter) le regroupement des positions des Actions Européennes existantes et des Actions Américaines existantes qui ne peuvent être regroupées en un nombre entier de nouvelles actions conformément au Ratio, et la vente de nouvelles Actions Européennes et/ou de nouvelles Actions Américaines, selon le cas, comme le permet le paragraphe (c).	(f)	Agents: One or more banks or financial institutions shall or may be appointed by the Company for the purpose of the further organization and implementation of the Share Consolidation in relation to the European Shares and U.S. Shares, respectively, including (but not limited to) the consolidation of positions of existing European Shares and U.S. Shares, respectively, that cannot be consolidated into a whole number of new shares in accordance with the Ratio, and the sale of new European Shares and/or U.S. Shares, respectively, as permitted by paragraph (c).

(g)	Ajustement du prix de souscription des Droits de Souscription : À l’issue du Regroupement d’Actions, le Regroupement d’Actions sera effectué en ce qui concerne les droits de souscription en circulation de la Société de la manière envisagée dans les conditions respectives de ces droits de souscription, de sorte qu’un détenteur de droits de souscription devra exercer des droits de souscription à l’égard d’au moins un nombre d’actions avant le Regroupement d’Actions tel qu’exigé conformément au Ratio afin de pouvoir souscrire une ou plusieurs actions entières après le Regroupement d’Actions.	(g)	Adjustment of the subscription price of the Subscription Rights: At completion of the Share Consolidation, the Share Consolidation shall be effected in relation to the outstanding subscription rights of the Company in the manner as contemplated in the respective terms and conditions of these subscription rights, so that a holder of subscription rights will have to exercise subscription rights with respect to at least such number of shares prior to the Share Consolidation as shall be required in accordance with the Ratio in order to subscribe for one or more whole shares after the Share Consolidation

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(h)	Modification des statuts : À l’issue du Regroupement d’Actions, l’article 5 des statuts de la Société sera modifié et reformulé pour tenir compte du nombre d’actions en circulation et existantes qui en résultera.	(h)	Amendment of the articles of association: At completion of the Share Consolidation, Article 5 of the Company’s articles of association shall be amended and restated to take into account the resulting number of outstanding and existing shares.

(i)	Mise en œuvre du Regroupement d’Actions : Sous réserve des règles applicables en matière de droit des sociétés, de droit financier et de droit des valeurs mobilières, et sous réserve des dispositions des paragraphes précédents, le conseil d’administration a le pouvoir de mettre en œuvre et d’exécuter le Regroupement d’Actions, y compris (sans s’y limiter) le pouvoir (i) de déterminer le Ratio définitif du Regroupement d’Actions, (ii) de déterminer la mise en œuvre pratique du Regroupement d’Actions (étant entendu qu’une mise en œuvre pratique différente peut être déterminée pour les actions inscrites dans la composante du registre des actions de la Société qui est tenue en Belgique et les actions inscrites directement ou indirectement dans la composante du registre des actions de la Société tenue aux États-Unis, sous réserve de ce qui est prévu au paragraphe (c) ci-dessus), (iii) de déterminer le calendrier et la date effective du Regroupement d’Actions comme prévu au paragraphe (e), (iv) de déterminer la manière et le processus de traitement des positions d’Actions Européennes existantes et d’Actions Américaines existantes qui ne peuvent pas être regroupées en un nombre entier de nouvelles actions conformément au Ratio comme prévu au paragraphe (c), (v) de nommer une ou plusieurs banques ou institutions financières pour l’organisation et la mise en œuvre du Regroupement d’Actions tel qu’envisagé au paragraphe (f), (vi) de procéder à la constatation de la modification et de la reformulation des statuts tels qu’envisagés au paragraphe (h) devant notaire, (vii) d’entreprendre toutes les démarches utiles ou nécessaires auprès de Nasdaq, d’Euroclear, de Computershare, de Depository Trust & Clearing Corporation et de toute autre agence de règlement compétente et de toute autorité de réglementation ou de cotation en rapport avec la mise en œuvre du Regroupement d’Actions, (viii) d’effectuer toutes les modifications dans les registres de titres pertinents de la Société reflétant le Regroupement d’Actions, et (ix) de prendre toutes les autres mesures utiles, appropriées ou nécessaires en rapport avec ce qui précède. Le conseil d’administration est habilité à déléguer la mise en œuvre et l’exécution du Regroupement d’Actions (y compris les pouvoirs visés aux points (i) à (ix)), en tout ou en partie, à un ou plusieurs membres du management ou du personnel de la Société. Tout administrateur, tout membre du management et toute autre personne expressément désignée à cet effet par le conseil d’administration est autorisé à faire constater, devant notaire, le Ratio définitif du Regroupement d’Actions ainsi que la modification et la reformulation des statuts visées au paragraphe (h).	(i)	Further implementation of the Share Consolidation: Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall have the authority to further implement and effect the Share Consolidation, including (without being limited to) the authority to (i) determine the final Ratio of the Share Consolidation, (ii) determine the practical implementation of the Share Consolidation (it being understood that a different practical implementation can be determined for the shares that are reflected in the component of the Company’s share register that is held in Belgium and the shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States, subject to what is stated in paragraph (c) above), (iii) determine the timing and the effective date of the Share Consolidation as contemplated by paragraph (e), (iv) determine the manner and process to deal with positions of existing European Shares and U.S. Shares, respectively, that cannot be consolidated into a whole number of new shares in accordance with the Ratio as contemplated by paragraph (c), (v) appoint one or more banks or financial institutions for the further organization and implementation of the Share Consolidation as contemplated by paragraph (f), (vi) proceed with the recording of the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public, (vii) take all useful or necessary steps with Nasdaq, Euroclear, Computershare, Depository Trust & Clearing Corporation and any other competent settlement agency, and any regulatory or listing authority in connection with the implementation of the Share Consolidation, (viii) make all changes in the relevant securities register books of the Company reflecting the Share Consolidation, and (ix) do such other things as shall be useful, appropriate or necessary in connection with the foregoing. The board of directors shall have the authority to delegate the further implementation and execution of the Share Consolidation (including the powers referred to in sub-sections (i) to (ix)), in whole or in part, to one or more members of the Company’s executive management or personnel. Any director, any member of the executive management, and any other persons that shall be expressly appointed for such purpose by the board of directors shall be authorized to record the final Ratio of the Share Consolidation and the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public.

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders’ Meeting of MDxHealth SA - Proxy	8/10

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

II. Si l’assemblée générale extraordinaire des actionnaires est ajournée, prorogée ou suspendue, le mandataire spécial aura les pouvoirs de représenter le soussigné à l’assemblée générale des actionnaires qui sera tenue avec le même ordre du jour, le cas échéant (étant entendu que le vote susmentionné s’appliquera en tout état de cause également à la deuxième assemblée générale extraordinaire des actionnaires qui serait convoquée avec un ordre du jour identique à celui de la première assemblée générale extraordinaire des actionnaires dans le cas où le quorum de présence légalement requis pour délibérer et voter valablement sur ce point de l’ordre du jour n’aurait pas été atteint lors de la première assemblée générale extraordinaire des actionnaires):	II. In case the aforementioned extraordinary general shareholders’ meeting would be postponed, adjourned or suspended, the special proxy holder shall have the power to represent the undersigned at the general shareholders’ meeting that would be held having the same agenda, as relevant (it being understood that the aforementioned vote will in any event also apply to the second extraordinary general shareholders’ meeting which would be convened with an agenda identical to the agenda of the first extraordinary general shareholders’ meeting in case the legally required attendance quorum to validly deliberate and resolve on such agenda item would not be reached during the first extraordinary general shareholders’ meeting):

☐ oui	☐ yes

☐ non	☐ no

Veuillez remplir la case appropriée. Une absence d’instruction ou si, pour quelque raison, il y a une absence de clarté à propos de l’instruction donnée, le soussigné sera supposé avoir choisi “oui”. Veuillez noter qu’aux fins de s’appliquer à telle assemblée subséquente, les titulaires de titres doivent s’enregistrer à nouveau pour cette assemblée.	Please tick the appropriate box. In the absence of an instruction, or if, for whatever reason, there is a lack of clarity with regard to the instruction given, the undersigned shall be deemed to have selected “yes”. Please note that in order to apply for such subsequent meeting, holders of securities must again register for such meeting.

Si, pendant l’assemblée, il y a des modifications à la proposition de résolution ou une nouvelle proposition de résolution :[1]	In case of amendments during the meeting to the proposed resolution or a new proposed resolution:[1]

☐ le mandataire spécial votera pour la résolution modifiée ou nouvelle	☐ the proxy holder shall vote for the amended or new resolution

☐ le mandataire spécial votera contre la résolution modifiée ou nouvelle	☐ the proxy holder shall vote against the amended or new resolution

☐ le mandataire spécial s’abstiendra de voter sur la résolution modifiée ou nouvelle	☐ the proxy holder shall abstain from the vote on the amended or new resolution

☐ le mandataire spécial votera sur la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société	☐ the proxy holder shall vote on the amended or new resolution in the manner supported or recommended by the board of directors of the Company

[1] Veuillez cocher tel qu’approprié. Une absence d’instruction sera interprétée comme une instruction de voter pour la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société.	[1] Please complete as appropriate. An absence of instruction shall be tantamount to an instruction to vote for the amended or new resolution as will be supported or recommended by the board of directors of the Company.

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders’ Meeting of MDxHealth SA - Proxy	9/10

III. Le mandataire spécial est autorisé, au nom et pour le compte du soussigné, à signer la liste de présence et le procès-verbal, à participer à toutes les délibérations, à prendre part au vote sur la décision ou sujet pouvant, conformément à cet ordre du jour, être soumis à l’assemblée.	III. The special proxy holder has the power to, in the name of and on behalf of the undersigned, sign the attendance list and minutes, participate in the deliberations, vote with respect to the decision or item that can, pursuant to this agenda, be presented to said meeting.

IV. Le mandataire spécial est autorisé, en général, à faire tout ce qui semble nécessaire et/ou utile pour exercer cette procuration.	IV. In general, the special proxy holder has the power to do all that appears necessary and/or useful for the exercise of this proxy.

Le/la soussigné(e) ratifie et approuve par la présente tous les actes accomplis par le mandataire spécial susmentionné. Le mandataire spécial votera pour le compte du/de la soussigné(s) conformément aux instructions spécifiques données ci-dessus.	The undersigned hereby ratifies and approves all acts carried out by the aforementioned proxy holder. The special proxy holder will vote on behalf of the undersigned in accordance with the specific instructions given above.

La présente procuration vaut également notification conformément aux formalités décrites dans l’invitation à l’assemblée générale extraordinaire des actionnaires de la Société à tenir le jeudi 19 novembre 2026, à condition qu’elle soit dûment complétée par le soussigné et reçue par la Société au plus tard à la Date limite de Notification.	The present proxy shall also serve as notification in accordance with the formalities described in the notice convening the extraordinary general shareholders’ meeting of the Company to be held on Thursday, November 19, 2026, provided it is duly completed by the undersigned and received by the Company at the latest on the Notification Deadline.

Le soussigné confirme que la traduction anglaise de la présente procuration n’est qu’une traduction libre en anglais et à titre informatif uniquement, et que la version française prévaut sur la version anglaise.	The undersigned confirms that the English translation of the present proxy is a free English translation and for information purposes only, and that the French version shall prevail over the English version.

BON POUR PROCURATION	GOOD FOR PROXY

__________________ 2026
(date)

(nom / name)

(signature)

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders’ Meeting of MDxHealth SA - Proxy	10/10